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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                       CVB Financial Corp.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           126600 10 5
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126600 10 5                        Page 2 of 9 Pages

                          SCHEDULE 13G


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               John A. Borba
               ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF     (a) /_/
          A GROUP                                      (b) /_/

          NOT A MEMBER OF A GROUP

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

               5    SOLE VOTING POWER
NUMBER OF           0
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            316,062
EACH
REPORTING      7    SOLE DISPOSITIVE POWER
PERSON              0
WITH
               8    SHARED DISPOSITIVE POWER
                    316,062

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               388,851<F1>

[FN]
          <F1> Includes 72,789 shares Mr. Borba has a right to
               acquire beneficial ownership of within 60 days after 12/31/94.

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                     /_/

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.3%

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                            Page 3 of 9 Pages


12        TYPE OF REPORTING PERSON*

               IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.

               (a)  Name of Issuer:

                         CVB Financial Corp.

               (b)  Address of Issuer's Principal
                    Executive Offices:

                    Amendment No. 1 dated February 10, 1982
                         12808 Central Avenue
                         Chino, California 91710

                    Amendment No. 3 dated February 4, 1988
                         701 N. Haven Ave., Suite 350
                         Ontario, CA 91764

ITEM 2(A)      NAME OF PERSON FILING:

                         John A. Borba

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS
                    OFFICE OR, IF NONE, RESIDENCE:

                    Amendment No. 1 dated February 10, 1982
                         12808 Central Avenue
                         Chino, California 91710

                    Amendment No. 3 dated February 4, 1988
                         701 N. Haven Ave., Suite 350
                         Ontario, CA 91764

                    Amendment No. 5 dated February 7, 1992
                         78890 Montego Circle
                         Bermuda Dunes, CA 92201

                                            Page 4 of 9 Pages


ITEM 2(C)      CITIZENSHIP:

                         U.S.A.

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

                         Common Stock

ITEM 2(E)      CUSIP NUMBER:

                         126600 10 5

ITEM 3.             IF STATEMENT IS FILED PURSUANT TO RULE
                    13d-1(b), or 13d-2(b):

                         Not applicable.

ITEM 4.             OWNERSHIP:

                    Amendment No. 1 dated February 10, 1982

                    (a)  Amount beneficially owned:    58,858<F1>
                         Percent of class:               6.6%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote            0

                         (ii) Shared power to vote or
                              to direct the vote       58,858<F1>

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                            0

[FN]

          <F1> Did not include 1,132 shares held by Mr. Borba's
               sons, as to which Mr. Borba disclaimed beneficial ownership.

                                            Page 5 of 9 Pages

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       58,858<F1>

[FN]
          <F1> Did not include 1,132 shares held by Mr. Borba's
               sons, as to which Mr. Borba disclaimed beneficial ownership.


                    Amendment No. 2 dated February 6, 1987

                    (a)  Amount beneficially owned:    80,928
                         Percent of class:              6.65%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote            0

                         (ii) Shared power to vote or
                              to direct the vote       80,928

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                            0

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       80,928

                    Amendment No. 3 dated February 4, 1988

                    (a)  Amount beneficially owned:    99,739
                         Percent of class:               6.6%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote        1,875<F1>
[FN]
          <F1> Stock Option shares which Mr. Borba had a right to
               acquire within 60 days after 12/31/87.

                                            Page 6 of 9 Pages


                         (ii) Shared power to vote or
                              to direct the vote       97,864

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                        1,875<F1>

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       97,864
[FN]
          <F1> Stock Option shares which Mr. Borba had a right to
               acquire within 60 days after 12/31/87.


                    Amendment No. 4 dated April 19, 1989

                    (a)  Amount beneficially owned:    139,525
                         Percent of class:               6.01%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote       5,625<F1>

                         (ii) Shared power to vote or
                              to direct the vote       133,900

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                         5,625

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       133,900
[FN]
          <F1> Vested portion of stock options not exercised.

                                            Page 7 of 9 Pages


                    Amendment No. 5 dated February 7, 1992

                    (a)  Amount beneficially owned:    361,106
                         Percent of class:               6.11%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote       40,156<F1>

                         (ii) Shared power to vote or
                              to direct the vote       320,950

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                       40,156<F1>

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       320,950
[FN]
          <F1> Included 35,156 and 5,000 options which Mr. Borba
               had the right to acquire within 60 days after January 15, 1992 by the exercise of stock options vested pursuant to the Company's 1981 Stock Option Plan and 1991 Stock Option Plan, respectively.


               Amendment No. 6 dated February 13, 1995

                    (a)  Amount beneficially owned:   388,851<F1>
                         Percent of class:                5.3%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote             0
[FN]
          <F1> Includes 72,789 shares which Mr. Borba has the
               right to acquire within 60 days after 12/31/94.

                                            Page 8 of 9 Pages


                         (ii) Shared power to vote or
                              to direct the vote       316,062

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                             0

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       316,062



ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:

                    Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
               ANOTHER PERSON:

                    Not applicable.

ITEM 7.        IDENTIFICATION OF CLASSIFICATION OF THE SUBSIDIARY
               WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
               THE PARENT HOLDINGS COMPANY:

                    Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP:

                    Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                    Not applicable.

                                            Page 9 of 9 Pages


ITEM 10.       CERTIFICATION:

                    Not applicable.

                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                     February 13, 1995
                                       DATE



                                     By: John A. Borba
                                         John A. Borba
                                         Director